02056423

FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

P.E. 7/31/02

For the month of July, 2002

eMobile Data Corporation
(Exact name of registrant as specified in its charter)

Suite 220, 10711 Cambie Road, Richmond, British Columbia, Canada, V6X 3G5
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F __X__ Form 40-F_____

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes _____ No __X__

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ....

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

eMobile Data Corporation
(Registrant)

Date: August 19,2002

By: ____________________
(Signature)*

Marc C. Jones

President

* Print the name and title of the signing officer under his signature.

PACIFIC CORPORATE TRUST COMPANY

625 Howe Street – 10th Floor Vancouver BC V6C 3B8
T: (604) 689-9853 F: (604) 689-8144

July 30, 2002

British Columbia Securities Commission
PO Box 10142 Pacific Centre
701 West Georgia Street 9th Floor
Vancouver, BC
V7Y 1L2

Dear Sirs:

As per National Instrument 54-101 requirements, please be advised of the following:

Company:	**EMOBILE DATA CORPORATION (Cusip 291570109)**	
Meeting:	**Extraordinary General Meeting**	
Mailing Record Date:	**August 23, 2002**	****REVISED****
Voting Record Date:	**August 23, 2002**	
Meeting Date:	**September 24, 2002**	****REVISED****

If you require further information, please contact:

"Heather Plume"

Heather Plume
PACIFIC CORPORATE TRUST COMPANY

cc: Alberta Securities Commission
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